Filed by Bank One Corporation
                   Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                   Subject Company:  Bank One Corporation
                   Subject Company's Exchange Act File No.:  001-15323

          This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between J.P. Morgan Chase & Co. and Bank One Corporation, including future financial and operating results, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of J.P. Morgan Chase's and Bank One's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

          The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of J.P. Morgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause J.P. Morgan Chase's and Bank One's results to differ materially from those described in the forward-looking statements can be found in the 2003 Quarterly Reports on Form 10-Q and the 2002 Annual Report on Form 10-K of J.P. Morgan Chase and Bank One filed with the SEC and available at the SEC's Internet site (http://www.sec.gov).

          STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about J.P. Morgan Chase and Bank One, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017, Attention: Office of the Secretary (212-270-6000), or to Bank One Corporation, 1 Bank One Plaza, Suite 0738, Chicago, Illinois 60670,
Attention: Investor Relations (312-336-3013).

          The respective directors and executive officers of J.P. Morgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding J.P. Morgan Chase's directors and executive officers is available in its proxy statement filed with the SEC by J.P. Morgan Chase on March 28, 2003, and information regarding Bank One's directors and executive officers is available in its proxy statement filed with the SEC by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

                                     * * *

                          FINANCIAL SERVICES CONFERENCE




                                           January 28, 2004
                                           8:00 a.m.

                                           The Plaza Hotel
                                           New York, New York





BILL HARRISON
JP Morgan Chase

JAMIE DIMON
Bank One

          MS. MADAN: We are very pleased this morning to have Bill Harrison and Jamie Dimon here together to talk more about the planned merger of J.P. Morgan and Bank One. We believe that both companies were under earnings and both company's earning reports last week did provide evidence of their higher earnings power. That means that both companies are coming to this merger from that position. As a result of this deal, we will probably end up with not only one of the largest and most powerful financial institutions in the world, but one with big potential to accelerate growth and improved profitability.

          Not only does this merger bring together a wholesale focus company with a consumer focus company, but it also brings together a management team that I believe has the vision to change the financial services landscape with one that is known for superior execution. With that I would like to hand it over to both Bill and Jamie.

          MR. HARRISON: Thank you. Jamie and I are delighted to be here this morning, especially with the snowstorm, seeing so many people show up to talk to you some more about our combination of JPMorgan Chase and Bank One, but first our usual disclaimer.

          Before we talk about the combination, we thought it would be worthwhile to spend a few minutes each on 2003 and the fourth quarter for the respective firms. For JPMorgan Chase, let me just quickly talk about what we said we would do in 2003, what we said we would try to do and what we have done. We said this was a year of execution, we were going to improve financial performance, maximize, begin to maximize the potential of the assets that we put together through all of these mergers.

          Earnings for 2003 were two times operating earnings, four times reported earnings, ROE of 16 percent, very solid performance across most all of our businesses. In the fourth quarter you saw that again where in almost all businesses a very solid performance was characterized by investment banking results, we're characterized by continued improvement in credit quality, good expense management and improvement in our private equity portfolio, which has been a significant drag as a return matter in the firm in the last two years.

          The second thing we talked about is reducing risk concentrations. In our commercial credit area we have reduced risk capital by $5 billion, or more than 40 percent, from year-end 2001, total commercial credit exposure is down 60 billion or 15 percent, and we have done that over a two-year period in a very thoughtful way without damaging client relationships. We feel very good about that and that was very, very important to execute well.

          Reduce our private equity exposures and increase diversification of that portfolio. We said to you we had too much private equity exposure, we were going to get it down to roughly 10 percent of the capital of the firm. We are down to about 15 percent. With a combination of Bank One and us we will continue moving towards this lower number, of around 10 percent of the proforma book equities of the combined firm.

          Strengthen capital positions. Tier 1 capital increased $5 million in 2003 while risk declined. Positive operating leverage, operating revenues increased around 13 percent while operating expenses increased around 8 percent. Bottom-line, significant improvements in 2003, began to recognize and maximize the potential of this firm, but at the same time recognize that we had too much volatility in some of our businesses, which then led us into the combination of Bank One and JPMorgan Chase. Jamie.

          MR. DIMON: Bill, thank you. Good morning everybody. Let me quickly walk you through kind of what we said and what we did over the last couple of years. I think you might notice if you go through point by point the commonality between what we have done and what JP Morgan has done. Fortress balance sheet, obviously our capital is at 10 percent, the combined premium will be close to 9 percent tier 1. JP Morgan has done pretty much the same in terms of their balance sheet. We have reduced our commercial credit exposure over the last several years by almost 45 percent, nonperformers are down, I think that's also very common. Conservative accounting with full disclosure, I will give you some examples here when it comes to IOs, et cetera. If you look at things like private equity we have both taken our hits and we have a good clean balance sheet.

          We reduced our expenses by $2 billion just about over the last couple of years, but more importantly than that we never ever stopped investing in salespeople, systems, marketing, which I think is probably even more important. We did accomplish all the conversions, we have multiple deposit platforms, loan platforms, ACH platforms, wire platforms, lock box platforms, we are now down to one. So both of these companies have exhibited ability to consolidate platforms; obviously that will be an important thing going over.

          We've added product lines and extended product lines. What's listed here are a couple of the acquisitions which we think are very neat acquisitions for us. I also think in terms of our product like free imaging, free bill paying, free checking, more asset management. We've started to have growth in card asset management, retail checking accounts, et cetera.

          Both of us reduced our board size, so again a commonality. Both of us believe in stock ownership across the board at the company. In fact, we had the same ownership rules for senior management, you have to maintain 75 percent of all the stock that you acquire through either restricted stock or options over time. I think Bank One had made substantial improvements, obviously we still have some ways to go. I will turn it back to Bill and he will give you a quick update on parts of the company.

          MR. HARRISON: Let's talk about the announced combination, which we couldn't be more excited about. We are off to a good start, it was almost two weeks ago tomorrow in another snowstorm that we rolled out the merger on a Thursday, one of the more exciting days of my business career. When Jamie and I talked to our constituents, whether they be internal or external, people seemed to quickly grasp the rationale and the reason for this merger, that doesn't always happen. Management always feels excited about what they role out, but you don't always get a good reception and we did this time, that was satisfying.

          One of our investors last week asked Jamie and I if we expected this to be as well received as it was and Jamie gave a great answer when he said Bill and I thought that it would be received very well, but we were deeply thankful that it was, and we were. It's a combination that gives us a balanced business mix between wholesale and retail activities, a combination that gives us market leadership positions across our product, client and geographical areas. It is a combination that gives us scale and financial strength, all of which lead into what we think will be a more balanced diversified earnings stream, that if we manage it well should get a higher multiple certain than what JPMorgan Chase had with some of the volatility that was inherent in our earnings stream. Value of cost savings exceeds premium, deep improvement in management team, strong balance sheet and significant excess capital.

          Let me talk about the management team. I think we have a management team in terms of expertise in a caliber second to none in the industry. An office of the chairman, myself; Jamie is president and chief operating officer; David Coulter is head of investment banking and our asset management private banking businesses and Don Layton who is vice chairman, head of risk finance and technology. The executive committee of the top 27 functions in the company already announced and rolled out. Management decisions are already taken, this was as of two weeks ago, two to three levels down in the company and there will be much more coming on that at a pretty rapid pace.

          The merger integration process, we started immediately and are rolling on that, that's in full swing with a big merger integration task force with a line of businesses to be held accountable for what they have promised to deliver and what the process around the office of the chairman to key up key issues, make decisions and move on and that's going extremely well.

          The reporting lines were clear, just to make sure you all understand this. Jamie will have responsibility as president and chief operating officer for the consumer activities, retail activities of the firm, plus risk finance and ops and tech. I will have responsibility for all of course and David Coulter who will report in to me as well, with responsibility for the investment bank and our asset management product banking businesses. Don Layton who is financial risk and technology will report in to Jamie. So very clear reporting lines, very clear in terms of only one co-head situation in this entire merger, I think that's the record of any merger I have ever seen and that's in the general counsel area; otherwise very, very clear and there was a good reason to do that one.

          The new management positions, I won't go through all of these, this is where you will have some change in the company. The wholesale side of the organization will not have a lot of change, but these are some of the key management positions and I will just highlight. Dina Dublon will be the CFO of the combined company, which we are very pleased with her expertise and experience.

          Let me talk a little bit more about
the strategic rationale and talk about the balance business mix. We believe this is a good thing, to have a balanced business mix between wholesale and retail, this gives us that. It also gives us of course a part of that a balanced business mix between our volatile and less volatile revenue streams. Market leadership, this is a big deal, we are a market leader in almost every activity as a product matter, client matter and a geographical matter that we engage in and that's broad.

          This whole notion of leadership is such an important thing, I will talk a little bit more about it in a minute, but that's where you get the incremental revenue opportunity in these combinations. Scale and financial strength. Over $10 billion in net income, $132 billion of market cap, $53 billion of tangible common equity. As a value creation matter, substantial value from cost savings, which Jamie is going to talk more about; cash EPS accretive and EPS accretive after repurchases once we go through the expense save process.

          Just a snapshot on our balanced
business mix. You can see the mix here, I won't go through all of these, but our investment banking business is about 39 percent of the pre-tax proforma income for 2003, that's an annualized 930 number. In the JPMorgan Chase franchise that number was close to 60 percent, we think this is a very good thing.

          One comment I would make on the private equity side is that when we combine both organizations we ended up with approximately $10 billion of private equity, that brings us down a little bit as a percentage matter against our capital and our goal is to keep going down to a lower number, around 10 percent as we told you before, we are well on our way to doing this. Also, we are in a market environment where we should expect to realize some significant gains in the years ahead in this business. As I said earlier, this has been a substantial drag on certainly JP Morgan as both an earnings and a return matter. Let me stop there and turn it over to Jamie.

          MR. DIMON: Bill, thank you. If you look at this page, take a couple of minutes on it and look at the businesses on the left, every single one of those businesses is immensely enhanced by this combination, each one, and in some cases Bank One is bigger and JP Morgan is smaller, in other cases the reverse. The branch network, not only is the branch network very large now but it has a fabulous set of proxy services, we will end up with some of the best systems in operations, but also it has very high local market shares. It is very important for the profitability of any retail network to have the proper kind of local market shares.

          Remember the branch network is also critical for small business, for middle market and for certain private client businesses. This is a local business and local being on the ground actually counts across the whole board. Credit cards, you can see it becomes number 2 in the United States, it's number 1 if you back out private label. In the credit card business alone 95 million cards, which I think is astronomical number, and I will give you some more detail later about why we think it is a such a powerful combination for cards. Middle market, number 2, in some of the best markets in the country, both the midwest, Texas and New York. Auto for banks non-cap we've become number 1, mortgage we've become number 4, home equity number 2.

          Something you should remember is we did not put in, in the merger numbers, synergies, cross-sells and stuff like that, not because we don't believe that, we just don't want to oversell. They are there and they are there in a very large way. I will give you a taste of it now, this is not promised but just ideas. For example, Bank One in the greatest mortgage market of all time was barely in the first mortgage business and it had to have hurt our ability to grow and service our customers. We have now partnered up with a great first mortgage company.

          In the credit card side, JP Morgan bought Providian's, I call it near prime kind of business which we aren't in, we accept 30 percent of our applications and we turn away a lot. If that application prorata goes up a couple of percent it is a meaningful generator of new accounts. We will be selling credit cards through our branches and middle market products.

We have a much broader middle market set now that we signed to the middle market. These cross-sell numbers are real, that's normal thing to sell more products to more people over time.

          This gives you a quick snapshot, I won't spend much time on this now. Local market shares and how large we are per market, this is important for profitability. If you look at it conversely, if you are in a low market share in every market you're in that isn't the best position to be in. Remember, these branches and local market shares serve multiple businesses, not one business. This just gives you a look at the raw size of the company, which obviously is large and in very good markets. Core deposits we are obviously a very large player in. In all of these businesses we are starting to show some real performance, which is critical. This shows you another way of looking at where we are in some of the top markets and our position in those markets. Some of these markets I think you would agree are growth markets, not all of them but both are pretty good markets over time.

          If you look at the credit card
business, I think this is going to be a scale business, it is going to get tougher over time and the winners will have common characteristics. You will have to be a low cost provider which Bank One is pretty low cost today, maybe not the lowest, and if we combine it it will enhance that position. You have to be a low cost capital, i.e. the ability to raise capital cheaply gives you extra margin that is very important to this. I believe you have to have what I call controlled independent distribution points.

          For example, in the car business not only do we have wonderful co-brands which both JP Morgan and Bank One have in Continental, United, Starbucks, Amazon, et cetera, but we also have 2000 branches, 4 million mortgage holders that we serviced their mortgages and that will give us a competitive advantage in the car business over time. We will be using multiple brands here, so we will continue to use our own brands in our branches and multiple brands and co-branding strategy over time. I think we started to show some innovation here too, I think there is a lot of room for innovation and growth and competition in this business. I will turn it over to Bill to talk a little bit more about their wholesale side of the business, Bill.

          MR. HARRISON: Let me focus on the wholesale side, particularly the investment bank, because we talked a lot about the power base that this combination does for our retail franchise in the United States, but I want to come back to where we are in investment banking, because if you look at what we have accomplished over the last five or six years with our various mergers we have created a real leadership position and a big time global investment banking franchise, I want to take you through some numbers, some of which you probably haven't seen before.

          Division here was all about scale, leadership positions and integrated delivery. Scale creates the cost efficiency. The leadership positions that Jamie and I talk about are all about businesses creating incremental revenue return, quality and integrative delivery captures the synergy between the product, client and geographical activities.

          This first slide shows you the power
from a client perspective and a broad-based product perspective. Let me talk about the corporate banking side. Everybody knows that JP Morgan had a very big global corporate client base, Bank One also had a significant client base, some overlap here, this 11,000 number has some overlap. What we have found in these mergers is where you have overlap you tend to have different kind of relationships and it tends to be very valuable. David Coulter and his entire investment banking team was in Chicago a week ago three days after the merger announced meeting with Bank One's top wholesale players for half a day, getting into how we are going to integrate this and came back very, very excited about the power we will have just in the midwest alone that we didn't have, a huge marketplace for this company in the corporate banking arena.

          In the middle market are, again another story I think on synergy. As you know JPMorgan Chase had a very good middle market business, Bank One is even bigger as you can see in terms of clients. Imagine the day after merger the Bank One client manager shows up with a bag full of products that's greatly expanded from what he or she had, that adds value to the client and one of the things we talk about in this combination, there is not one customer or client, whether that be a retail client or a middle market client or a corporate client, it will not have a better value proposition from this firm because of the combination, it's just a fact. If we execute that well there is value creation there, there is a lot of synergy there.

          You can see on the product side significant leadership positions which you picked up on the next page, I won't go through all of these, but we do have a broad base of leadership positions in all of the key products in the wholesale investment banking space, we have leadership positions in all of the key geographies and we have leadership positions as I said on the client side, that creates value, particularly if you manage the business on an integrated basis with the kind of culture that we are building into that franchise.

          This next slide I think you will find interesting. This is an approximation of earnings, reported earnings on a pre-tax basis for the full year 2003, close to apples to apples as we can get it. The only exception here on a reported basis is Goldman Sachs, this is the whole firm because they don't report just their investment banking business so this is their whole firm. The others report investment banking, it's not totally apples to apples but it's in the ball park. You can see that this broad base of product client geographical leadership positions that we have has created a lot of earnings and it also created in 2003 return on equity of 19 percent after tax in a weak investment banking environment, I think this is a great story.

          You can see more of that on the next page when you just take the cut of investment banking fees. This is not trading, this is not private equity, this is just fees and we get the question sometime well you made a lot of progress in investment banking, but you're still not quite there. We really want to try to get the facts out here because we are there in terms of a real leader and you can see just as a fee matter when you proforma in particular the Bank One fees on top of this $3.4 billion in fees just behind Citigroup, but ahead of everybody else. The other encouraging thing is us and Merrill were the only two that had growth in fees, investment banking fees for the entire year.

          Let me switch to treasury and securities services. A business that Heidi Miller who is here this morning will be running for us. This is also a story about scale, about globality and about using technology capability well. It is a business with very high barriers to entry, there are only three or four big players, we are one of the leaders here. Cash management, we are by far now the biggest cash management firm in the world.

          In talking about scale, as you know we bought the corporate fund business from Jamie earlier this year and that's not because it was a bad business, it was because Bank One didn't have the scale to want to try to keep competing in this business. Put it on our scale platform we get a lot of operating efficiency out of that and that will be a very good transaction for us.

This is a business we are extremely excited about and we are extremely well positioned.

          Another business that we are excited about and it doesn't get talked about a lot is our investment management and private banking position. I'm not going to go down through all of these. Number 1 U.S. private bank. Number 3 global private bank and this is in terms of assets under management. Number 4 U.S. mutual fund company, second largest global added asset management with over 700 billion of assets under management, this is significant. We have a broader product management capability with all of these clients than we did before, there should be a lot of synergy there.

          I was talking to James Staley who runs this business for us yesterday whose been through some of the other mergers, and he said the difference in this merger and our other mergers is that the asset management clients and the private banking clients tend to react very negatively to mergers because of disruption, more so than most of our other clients. In this one they didn't. Our response from the consultants who direct a lot of business to us from the institutional investors and from my private banking clients has been extremely positive because, back to the comment I made earlier, they saw the logic of this deal and liked it, they saw the power that it creates and the sustainability and capital and everything else that this business creates. I think this is going to be a very good story for us in the future and a great business and we are extremely well positioned for it. Jamie.

          MR. DIMON: I'm going to run you through a couple of quick numbers then we will close up. If you look at the next page it just shows you the size of the company in terms of capital, I won't go through numbers, but clearly it is a very large diversified company. Size alone does not make a company successful, but in reality if you look at each of the businesses we're in, Bill used this term but I think it is accurate, we are an end game player in each business. There is no question that we have the size, the scope, the capability and the people to be a winner, which I think is important.

          If you go to the next page, in terms of capital generation. I've always thought that one of the most important decisions you make is how you allocate your capital, but the first thing you have to do is generate it and not abdicated it because you are either underperforming or you don't have choices. The combined company will end up with around 9 percent 2 in capital, generating 4 or 5 billion dollars a year. JP Morgan's dividend will stay the same but between the dividend, the stock buy-back there will be plenty of money to buy back stock or invest in the future.

          In addition to that, we will both dedicate to a stronger balance sheet. The date we announce this thing the major rating agencies will put us in a positive watch, which I think is a great thing to have an outside group to make sure this deal makes strategic sense. Usually what happens it goes the other way around, we have all the capital and flexibility we need to continue building it.

          The next page shows you cost saves. To give you a little come forth in this, we all believe that $2.2 billion which we expect to get over three years, we don't know the exact timing yet and when we do know we will let you know what we think it is. Bank One kind of independently did these numbers and came up with a number better than this. J.P. Morgan independently did its numbers and came up with a number of about this or slightly better. Third party, some investment bankers looked at comparable deals and cost data based on size and came up with a number like this and we did it in a very detailed level. We looked at staff departments, back offices, call centers, what we could really expect to accomplish. The bottom line is we think this is a conservative number and when we know more we will get back to you and let you know.

          The combined management team, both sides have extensive experience in mergers, acquisitions, systems consolidations, people consolidations. In fact, it goes a step further because you talk about cultures, you should remember that most of the people from Bank One came out of Wall Street or Citigroup, Heidi was the CFO of Citigroup, Jay Mandelbaum ran the private client services for Smith Barney, Charlie Scharf was the CFO of global corporate investment banking, Heidi was a CFO of Bank One, Jim Boshart runs our commercial bank, ran Salomon Smith Barney Europe for many years before he ran Smith Barney's investment bank, he was co-head of capital markets there. A lot of the folks actually do know each other. I've known Bill a long time, Heidi served on several boards with Bill, I know Jim Boshart, Steve Black. Charlie Scharf knows a lot of people there. We have known each other for a long time and there is a good level of mutual respect with both of each other and with each other's businesses, which I think is very important to do something like this.

          I also want to point out on a personal level that I would not have done this deal if I didn't have a tremendous amount of trust and respect for Bill Harrison, both his integrity and character, his ability to deliver. I've been overwhelmed with letters of people saying this is a great deal, congratulations, by the way I know Bill, he is a fabulous guy. We start off on a great note, everybody is working all together, obviously there are going to be some fits and starts a little bit, some of it is going to be hard. We have a lot of good faith and good will going on.

          The cost saves here by the way, we phase it in over three years, but if you take the $2.2 billion, tax effective 1 billion 4, 1 billion 5, multiply it by 10, value creation $14 billion, it's real, it will be there, the only question is how long. We've estimated that the cost of getting that will be approximately $3 billion. Again, that $3 billion some of it will be purchase accounted and some of it we'll expense and break out and itemize it for you so you can see it separately.

          These teams do not want to disrupt the business, we want to keep the engine going, we want to execute it. A lot of great clients out there so we are going to do it right, take our time to make sure at the end of it we build some of the best infrastructure, systems, risk, finance, back offices, so we have a wonderful thing to give our clients a great customer service.

          We do not do revenue enhancements when we talk about this. Both Bill and I will be disappointed if we can't point out specific examples, as Bill said, using our product set to do a better job for all of our customers. Last but not least, I can't wait to get back to the office right now and start working this stuff. I think we are going to execute this and it will do a very good job for our shareholders and customers, it will take a little bit of time and that's what we are here for. I will turn over to Bill and have him close.

          MR. HARRISON: Thank you, Jamie. Let me pick up on Jamie's comments about the relationship that he and I have had because we get that question, that's the first question we get from everybody, we do go back a long way. We spent a lot of time thinking and talking about this merger, it didn't just happen in January. Both of us have been through the consolidation process in this country in a very serious way over the last ten years, we understand it, we believe in it, we want to be part of it. We want to be a leader and not a follower in that process.

          When we first started talking about this sometime early last year it was very clear to us that if either firm at some point wanted to do another big deal, that we were potentially very good partners for each other, we made that very clear to each other. Certainly not on an exclusive basis, but we just liked it on the surface. Neither firm at that time was ready to do something and our boards, our people speaking on the JPMorgan/Chase side were not ready to do anything at this time last year for sure. So when we got in the summertime period I started taking our board through the strategic landscape, we have created a great investment banking platform, we need less volatility, we would love a big retail combination that makes us a player in both retail and wholesale, the board understood that.

          By the time we got to the November time frame we got really serious. This is so compelling, the timing is probably right, let's try to put these two together. We kept it to a very close group of people internally and that's one of the reasons this didn't get out. We would drill down certain subjects with a lot of due diligence with a small number of people. It wasn't until the due diligence weekend of a couple of weeks ago where we opened this up internally to 40 or 50 people on each side where they would sit down and look at the top down macro numbers that each firm had created on the cost savings for example and other issues and try to figure out what the business people thought about it. What's always remarkable to me is since we have been through so many of these things, you can have a top down approach that ends up very closely aligned to what the business people come up with on cost saves and other issues, that was a great outcome.

          Then when the business people, let's take the two credit card guys, spend four days together coming up with cost saves and strategy they are then responsible to go execute and they have bought into what they have to do. So a very good process, a lot of due diligence that confirmed our beliefs that this combination was compelling. In terms of merger integration risk we clearly have risk here. Picking up on what Jamie was talking about, you have a bunch of people who understand these businesses, is not like we're merging with a regional bank that doesn't understand JP Morgan's complex investment banking activities, that is a big big deal because that's where cultural warfare starts, when people don't understand things or don't trust the other side.

          So we have a bunch of people on both sides who understand this business, we know each other. Jamie and I go back a long way, we trust each other and we are off to a very good start. We will have hiccups, you always do, you always do, so don't be surprised. If we do have hiccups we have a management team that knows how to manage through these as well as anybody. I will say that because of the lack of overlap that we have in this merger compared to others that I've been through, the odds of us having a better execution process should be much higher, but we're off to a great start.

          Just to summarize, this creates a firm with a balanced business mix, less volatile income stream, leadership positions and all of our core activities. No client is not going to be better off if we execute well and a value creation model that I think is going to be very good for our shareholders over time.

          After Thursday two weeks ago when Jamie and I spent Wednesday night and Thursday out on the road talking to the various constituents, I remember I went home to my wife that night and I said this is perhaps the most exciting day, most satisfying day in my business career because if you put yourself in a CEO's role you probably worry about three things more than others and that is quarterly earnings; secondly, your ability to sustain those quarterly earnings because of your strategic platform and thirdly succession.

          With JPMorgan we had turned the company around, I felt good about quarterly earnings short-term. I wasn't comfortable that our strategic platform positioned us for the medium long-term like I wanted it to and it gave me an unbelievable succession person in Jamie. I couldn't have been more satisfied because those are things you worry a lot about and you can't fix that easily. I think we have gone a long way towards positioning this company to be a real value creator and a real leader in the continuing consolidation process that we will see in this industry. Let me stop there and Jamie and I will be happy to answer any questions

          MS. MADAN: There should be microphones around the room, I will get it started. I will start by asking what signs should the investment community be looking for to see that the merger is going well?

          MR. HARRISON: We will come back and report after the first quarter what is going on in terms of merger integration. We have laid out to you a very clear rationale for why we are doing it and we will come back and define further some of the benchmarks in terms of financial targets, in terms of merger targets that you should expect. Other than that I don't want to get into too much definition at this point.

          MR. DIMON: That's exactly right. When we have more to say it should be the end of the first quarter.

          MS. MADAN: Any questions?

          A SPEAKER: Could you talk about what you think a few of the greatest integration challenges are that you'll face and the second question for Jamie, you will be president and COO but not CEO for as has been released a couple of years. How much ability will you have to implement the kinds of discipline practices and policies that you have implemented at Bank One at the new combined company, the things you described as doing the right thing for the customer and the shareholder?

          MR. HARRISON: Let me talk about the integration risk and get Jamie's views on that too. Let's talk about the core areas. In wholesale investment banking you shouldn't have a lot of integration risk because you're not changing a lot of the systems, you're not changing senior management, you're trying to smartly integrate your Bank One capabilities, client relationships, people into our structure and that's the big deal because securities mergers, if you have to bang them together and change everything creates a lot of risk, we don't have that risk here. We have risk of making sure we maintain the value that Bank One has on the wholesale side and I think we can do that quite well.

          On the consumer side you don't have a lot of overlap, Jamie talked about it. Credit card if you think about it is the one where you will have a lot of expense saves and a lot of consolidation. The great news there it positions us to be one of the top two players in a business that we think over the next three to five years if you're not one of the top two or three players your returns are going to come under increasing pressure, so that should be a great story. Otherwise you don't have a lot of in market or product kind of combinations, you have a lot of systems integration, so that's a risk.

          In the staff areas we have a lot of consolidation to do and a lot of cost to take out, but that's not a revenue item. On the technology side we have a lot of technology work to do here and Jamie and Don Layton and our two key technology guys will be spending a lot of time on that in the weeks ahead to get that one right

          MR. DIMON: I totally agree, it's people, systems and you don't disrupt customers while you're trying to get all that stuff done. About being president and not CEO, first of all I've done that before and I'm quite fine. I told Bill after we did this that in some ways having the CEO monkey off your back doesn't feel so bad. I have to do a lot of work earning and a lot of work digging into the company getting some of this execution done. It's the kind of work I like and I enjoy, but I also think it is a big mistake for you to all act like it's Jamie, JPMorgan, Bill Harrison. The attitude at the company will be we'll get in the room, have a healthy debate, figure out what's right, take the best DNA with both and move forward. If we're wrong change it and move forward again. I hope that's the attitude of all management and that should get it done.

          MR. HARRISON: I will just say as a management style I've always loved to surround myself with great people, to have an environment where people are willing to speak up and you know

Jamie has no hesitation about speaking up and I love that and he does it constructively. You find out a lot about someone in the construction process. Jamie and I spent a ton of time starting last November negotiating this deal, we must have had five or six sections of over four or five hours each where we talked about everything and you learn a lot about somebody in that process. I think when you get a bunch of smart people around the room who are willing to be objective, willing to speak out and challenge each other in a constructive way, the odds of getting the right answer on something and move it forward are enhanced. I think this will happen here.

          A SPEAKER: Related to consumer disruption, do I understand that you took the Bank One name for either the part services or the retail services particularly in the midwest area?

          MR. DIMON: First of all, I think what you call the card and how you market it are almost two completely different things. We changed First USA cards to Bank One, we did extensive testing before that, it's what works in the marketplace. If we try to replace Chase cards with Bank One cards or vice versa and you don't like it as a customer we aren't going to do it. We will be very careful in that.

          The other one is we are going to think about it and look at where the best brands, best names, what works best in the marketplace, and not just in the short run but for the next hundred years. We are going to be very open-minded and do the right thing until we figure it out. The boards have both been told that, Bill and I believe that and that's what we will do.

          A SPEAKER: When will you be making the decision about how many brands you will be keeping?

          MR. DIMON: We don't know yet.

          A SPEAKER: Can you talk a little bit more about cross-sell and talk about where you see your biggest opportunities and how you go about getting it?

          MR. HARRISON: On the wholesale side you saw the corporate clients that Bank One has and those are great client relationships. If you deliver an expanded product line to good client relationships our experience is you get more revenue out of it and that's happened in every one of our mergers. On the middle market side there is a huge opportunity there. On the private banking side we have an expanded product line to a private client base that Bank One had that's very significant, very significant client base that should produce that and there are a lot of other revenues services.

          MR. DIMON: The gentlemen that runs the investment banking in the United States gave me a number yesterday, of our top 400 customers at Bank One in the commercial bank half do not do much business over JPMorgan. So when Bill talks about the product set we didn't have their full derivatives, we didn't have equity, we didn't have advisory and we've got these great relationships. On the commercial side there will be some disruption and overlap so that's why we're not promising, but over time that product will be material.

          On the consumer side we have found, for example, we're selling 75 percent more credit cards in retail branches this year because we are trying and because we put in the systems and because we can do instant credit decisions. So credit cards will be one, first mortgage will be another. Charlie Scharf was at the auto company yesterday and we were talking about their product set, our product set and how we do different pricing and we both figure enormous opportunities in risk-based pricing to get a broader customer set.

          For each of those businesses, we are not going to try to go for all of them at once. I remember at a former company we started over-selling it years ago to Wall Street and we had a list of 800 projects and we were showing the analysts, we're going to go after the ones that really matter and hopefully we will give you information as we go along and demonstrate it; not just say it, show it.

          A SPEAKER: Yesterday Bank of America said it was overcapitalized at
8.1 percent, I'm interested in what is your target and why will it be different?

          MR. DIMON: I think you have to give
us a little bit of time because you have new BASAL rules coming into place, you have two companies, you have slightly different capital allocations. We probably are overcapitalized at 9 percent, but I think we will tell you more when we see you next time. We both feel really good about being strongly capitalized. I have always told people when you're overcapitalized you're not giving up the earnings permanently, you can buy back stock or grow your business and get them back. Maybe it is a good place to be when you're going through an integration.

          A SPEAKER: Is there a requirement for the different business mix that you would want more?

          MR. DIMON: You can actually argue you need less because of the better balance.

          A SPEAKER: If you look at both companies obviously there is some pretty large positions here, some large market shares and so on, but if there's been a knock on both, the growth and performance of the various entities has not been maybe on par with some of the higher performing piers in the industry, Bill can you talk about what the issues have been in maybe the core retail, the branch bank and the middle market businesses in terms of growth and performance and what performance metrics we should be looking at to elevate you into the upper tier of the U.S. super regional banking companies?

          MR. HARRISON: Let me talk about that from a JPMorgan perspective first. Our retail performance over the last two years has been outstanding where we have been dragged down before 2003 was in our wholesale sector. What I have told people is don't confuse our sub par earnings performance there with our capabilities and potential of that strategic platform, because that merger was executed very well, it has achieved its strategic vision as we set out to do, as I told you earlier.

          Our sub par performance came because we had too much private equity, too much commercial lending in the TNT space and we had a big relationship with Enron. Those were not merger related and those have basically been put behind us, except for the litigation on Enron which we think we reserved appropriately for. That's the story on the wholesale side and you are seeing that emerge and fulfill its earnings potential.

          The retail side for us was a very good story, but we had a great year last year in the mortgage business, that won't repeat itself every year and that's why when you add the two retail businesses together, take out the cost saves, build the leadership positions, you have a very different story on the retail side.

          A SPEAKER: I believe you guys have a huge cost saving opportunity with respect to the technology consolidation. I know there's been a little bit about different strategies of outsourcing on the JP Morgan side, in-sourcing is a very hard cost cutting on the Bank One side. I would like to get your thoughts on how that technology is going to go forward.

          MR. DIMON: The way you should look at it is that we want to have both sides be the best systems and operations in the business, it is a core part of your company, it's like your spine. It is important for wholesale banking, for retail and customer service. We are going to take a diagnostic look and see how we can do our best right now. So whether we outsource or don't isn't the ultimate goal, that's the theological stuff. JPMorgan has a lot of needs and requirements and oversees stuff that we don't. The hard cost cutting will take place in any event to make sure that we are getting the right value out of what we are paying from anybody, so it doesn't matter whether you outsource or not when you get the right provision. I pointed out before that Bank One, we did nothing but invest in systems for years, we did cut some of those costs but we built new systems across the board, and this combined company should be doing the same over time and I still think we will get some cost saves out of it.

          MS. MADAN: Let me ask a question. Jamie, I think you mentioned some of the advantages of size and scale and I think Bill, you mentioned that your customers will have a better value proposition from this merger. How are you going to use some of your competitive advantages to apply some pressure to your competitors in various businesses like card and capital markets to gain share over time basically?

          MR. HARRISON: On the investment banking side we just have more clients, we have more capital, we have more balances, that's all a good thing. The other thing that's interesting, I talked to our investment banking client managers and this is not just in the U.S. but in Europe and all over the world, the clients perceived this combination as creating a real winner and that perception is important. Clients like to do business with firms that they know are going to be there forever and are going to be a leader. It's like a stock that you have to be in as a portfolio manager.

          We are an investment banking client organization that is hard for a client to ignore because we are good at a lot of things and we can bring a lot of value to them in terms of problem solving, that's a big deal and that will have an effect over time because of this merger. Even before that it was very clear to us, very clear to us that these integrated models of broad base of leadership positions that Citi has, that we have are gaining market share and the clients like it. The clients like integrated delivery if you are really good at each of the components that you're taking about delivering to them and you have the culture to do that, they just like it and I think that's a big deal.

          MR. DIMON: I think it's the same thing with cards. We both believe you have to give your customers more better faster quicker cheaper and that's really how you execute the business innovation. I think it will become a tougher business and we will get tougher too.

          MS. MADAN: You mentioned low cost producer, capital cost, will you use that advantage to gain shares?

          MR. DIMON: Yes, we will use our advantages to gain share over time. We have to perform on many other levels too, service, innovation, product. Some of the competitors are very good. We're not sitting here saying we are the best in all of those, one day we want to say that, but we are not saying it right now.

          MR. HARRISON: You just have to keep
coming back to the basics. I hate to keep repeating this but it's just so fundamental. Scale creates a lot of things, but it definitely creates cost efficiency if you manage it right. Leadership positions does a lot of things, but one of the things it does is give you an incrementally higher return on that client set because you're really good at it. The third one we talk about, integrated delivery, is bringing together all these product client geographical sets so you realize the synergy that's out there, that gets back to the culture of the firm, the mindset of the firm to do that. We have spent a lot of time in the last two years working on this. I think one of the key differences in the years ahead with these big firms like we have here is going to be building a great great culture, that's going to be the difference between good and great.

          MS. MADAN: I also want to ask how you're thinking about managing a company this large and diverse. Jamie here you are known for knowing all the numbers, do you feel like you can still do that with a company of this size? Bill, you spent the last year plus trying to build winning culture for your leadership positions, how do you think about instilling a winning culture?

          MR. HARRISON: In terms of size we get that question a lot, can you manage size. I will take you back to my days at Chemical Bank, when we were trying to do everything, wholesale, retail. We didn't have leadership positions in anything, we had some good people, so you're out selling all the time but you didn't have the comfort that you had the best capabilities in all these areas, because we didn't. Fast forward the tape to what we have now, we have leadership positions with great people running every one of these functions, whether they are staff function or whether they are business functions, you have great people who have, I think, an unbelievably talented senior management team with a lot of wisdom. I would say so far and including this merger I see no signs, no evidence that we shouldn't be able to manage size better than where we were.

          I think there is a point where you
can say size gets tough to manage, but we're not there. I feel very comfortable saying we're not there because of this deal. On the cultural side and I have talked to a lot of my Bank One colleagues about this. When you create these big complex companies one of the things that people like is to do things in the company that makes a big company feel small. Now you can't make it feel like a boutique, but there are a lot of things you can do to make people feel like they are part of a company and that's all about understanding the strategy, getting them involved in certain things and I don't think there will be a difference of opinion on that and I think we can make a lot of progress here.

          MR. DIMON: I totally agree. I think it is a mistake to think that any of these companies are a handful of people. Our management teams don't walk in every morning and say Jamie and Bill, what do you want us to do. They come in every morning and tell us what to do because they have been through the details and the facts, but it's a team. There is the team, there is a head coach, there is a quarterback, you play the positions you need, which most important over time is the company build. If you want to do a comparison do we build the culture and spirit of a GE, not a Westinghouse. Deep ventures, knowledgeable people, knowledgeable across the businesses, proper financial reporting, proper risk controls, innovative, growing all the time and thinking and that's what's going to make it a great company, not whether one person has a good skill set here or there.

          MS. MADAN: Thank you Bill and Jamie.


                                      * * *

SMITH BARNEY CITIGROUP
2004 FINANCIAL SERVICES CONFERENCE
JANUARY 28, 2004


 -------------------------
| J.P. MORGAN CHASE & CO. |
 -------------------------

CREATING SCALE, BALANCE AND
SHAREHOLDER VALUE


[JPMorgan Chase Logo]                                            [Bank One Logo]

REGULATION MA DISCLOSURE
--------------------------------------------------------------------------------


This investor presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the merger between JPMorgan Chase and Bank One, including future financial and operating results, the new company's plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Bank One's and JPMorgan Chase's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of JPMorgan Chase and Bank One stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause JPMorgan Chase's and Bank One's results to differ materially from those described in the forward-looking statements can be found in the 2002 Annual Reports on Forms 10-K of JPMorgan Chase and Bank One, and in the Quarterly Reports on Form 10-Q of JPMorgan Chase and Bank One, filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission's internet site (http://www.sec.gov).

STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about JPMorgan Chase and Bank One, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to J.P. Morgan Chase & Co., 270 Park Avenue, New York, NY 10017,
Attention: Office of the Secretary, 212-270-6000, or to Bank One Corporation, 1 Bank One Plaza IL1-0738, Chicago, IL 60670-0738, Attention: Investor Relations, 312-336-3013. The respective directors and executive officers of JPMorgan Chase and Bank One and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding JPMorgan Chase's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by JPMorgan Chase on March 28, 2003, and information regarding Bank One's directors and executive officers is available in its proxy statement filed with the Securities and Exchange Commission by Bank One on March 5, 2003. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

                                       1
[JPMorgan Chase Logo]                                            [Bank One Logo]

UPDATE ON JPM
--------------------------------------------------------------------------------

WHAT WE SAID                            WHAT WE'VE DONE

|X| Improve financial performance       |X|  Earnings for 2003 of $6.7 billion
                                             were 2x operating earnings in 2002,
                                             4x reported earnings; ROE of 16%

|X| Reduce risk concentrations:         |X|  Commercial credit risk capital
    - Commercial credit                      declined $5 billion  or 40% from
                                             year-end 2001; total commercial
                                             credit exposure down $60
                                             billion or 15%
    - Private equity                    |X|  Reduced private equity exposure and
                                             increased diversification of
                                             portfolio

|X| Strengthen capital position         |X|  Tier 1 capital increased $5 billion
                                             in 2003 while risk declined

|X| Positive operating leverage         |X|  Operating revenues increased 13%
                                             while operating expenses increased
                                             8%

            SIGNIFICANT IMPROVEMENTS - NEEDED LESS VOLATILITY.......

[JPMorgan Chase Logo]                                            [Bank One Logo]

UPDATE ON ONE
--------------------------------------------------------------------------------

WHAT WE SAID                            WHAT WE'VE DONE

|X| Fortress balance sheet provides     |X|  10% Tier 1 as of 12/31/03,
    flexibility                              allowance to loans at 2.75%,
                                             overall risk reduced

|X| Position company for credit cycles  |X|  Standardize risk management/
                                             rationalize portfolios; NPLs of
                                             $2.2 billion - down $1.5 billion
                                             from peak

|X| Conservative accounting with full   |X|  Conservatively measured I/O strip,
    disclosure                               expensed options

|X| No hobbies in spending              |X|  2003 noninterest expense down $1.8
                                             billion from peak in 2000 with
                                             continued investment in
                                             infrastructure

|X| State of thr art technology         |X|  Common, upgraded systems platform
    essential                                across organization

|X| Product extensions/enhancements     |X|  Added Zurich Life, Security
                                             Capital, Wachovia (card), Circuit
                                             City (card)

|X| Committed to strong corporate       |X|  Reduced board size, increased stock
    governance                               ownership by management and board,
                                             formal certifications


            SIGNIFICANT IMPROVEMENTS - NEEDED LESS VOLATILITY.......

                                       3

[JPMorgan Chase Logo]                                            [Bank One Logo]

CREATING VALUE FOR SHAREHOLDERS AND CUSTOMERS
--------------------------------------------------------------------------------
 --------------             -------------------               ---------------
|              |           |       Market      |             |    Scale &    |
|  Balanced    |     +     | leadership across |      +      |   financial   |
| business mix |           |   business lines  |             |   strength    |
|              |           |                   |             |               |
 --------------             -------------------               ---------------


                                |       |
                                |       |
                                |       |
                                |       |
                                 \     /
                                  \   /
                                   \ /


                     ------------------------------
                    |  Consistent earnings growth  |
                     ------------------------------



|| VALUE OF COST SAVINGS EXCEEDS PREMIUM
|| DEEP AND PROVEN MANAGEMENT TEAM TO HANDLE INTEGRATION
|| STRONG BALANCE SHEET AND SIGNIFICANT EXCESS CAPITAL GENERATION

                                       4

[JPMorgan Chase Logo]                                            [Bank One Logo]

DEEP AND PROVEN MANAGEMENT TEAM
--------------------------------------------------------------------------------



 ------------------------                    --------------------------
| Office of the Chairman |                  | New Management Positions |
 ------------------------                    --------------------------

|| Bill Harrison - Chairman & CEO           || Lines of business:
                                               - Card - Campbell (Chairman),
|| Jamie Dimon - President & COO                 Srednicki (CEO)
                                               - Middle Market - Boshart
|| David Coulter - Vice Chairman               - Retail - Scharf
   (Investment Bank & IMPB)                    - T&SS - Miller
                                               - Other business unchanged
|| Don Layton - Vice Chairman
   (Finance, Risk & Technology              || Finance/Risk/Technology:
                                               - Finance - Dublon (CFO)
                                               - Risk - Wilson & Bammann
                                                 (Deputy)
                                               - Technology - Adams & Schmidlin

                                            || Other:
                                               - Strategy - Mandelbaum
                                               - Human Resources/Admin. -
                                                 Farrell
                                               - Legal - Guggenheimer & McDavid

                                       5
[JPMorgan Chase Logo]                                            [Bank One Logo]

STRATEGIC RATIONALE
A FINANCIAL SERVICES LEADER WITH DIVERSITY & SCALE
--------------------------------------------------------------------------------

 --------------        || Balanced earnings
|   Balanced   |          - Retail/wholesale
| business mix |          - Annuity/market sensitive
 --------------        || Lower volatility

 --------------        || Top tier positions in:
|    Market    |          - U.S. retail and middle amrket financial services
|  leadership  |          - Global wholesale financial services
 --------------

 --------------        || Over $10bn net income
|    Scale &   |       || $132bn market capitalization
|   financial  |       || $53bn tangible common equity
|   strength   |
 --------------

 --------------        || Substantial value from cost savings
|    Value     |       || Cash EPS accretive
|   Creation   |       || EPS accretive after repurchases
 --------------


Note: Financial data presented are on a combined basis as of September 30, 2003, market capitalization as of January 14, 2004, before any transaction adjustments, cost savings and merger related costs

[JPMorgan Chase Logo]                                            [Bank One Logo]

BALANCED BUSINESS MIX
--------------------------------------------------------------------------------


 -------------------------------------
| Combined pre-tax income - $18bn (1) |
 -------------------------------------

(ANNUALIZED AS OF 9/30/03)

[Pie Chart]

Cards: 16%
Retail: 33%
Inv Mgmt & Pvt banking: 5%
Investment Bank: 39%
Treasury & Securities Services: 7%

|| MORE CONSISTENT EARNINGS GROWTH FROM BALANCED BUSINESS MIX
   - RETAIL REPRESENTS CONSUMER BANKING AND LENDING, MORTGAGE, AUTO, SMALL BUSINESS AND MIDDLE MARKET

|| UPSIDE POTENTIAL FROM PRIVATE EQUITY PORTFOLIO


(1)  Excludes Corporate and Private Equity

[JPMorgan Chase Logo]                                            [Bank One Logo]

MARKET LEADERSHIP IN RETAIL FINANCIAL SERVICES
A LEADER WITH MULTIPLE CUSTOMER TOUCH POINTS
--------------------------------------------------------------------------------


                       RANK                  SIZE                      CUSTOMER METRICS
                       ----                  ----                      ----------------

BRANCH NETWORK         #4                2,300 BRANCHES                    6,000 ATMS
                                                                      OVER 7MM DEBIT CARDS

CORE DEPOSITS          #2                   $285BN                  OVER 7MM DEMAND ACCOUNTS

CREDIT CARDS           #2              $125BN OUTSTANDING             OVER 90MM CARDS ISSUED

MIDDLE MARKET          #2               6% MARKET SHARE                   30,000 CUSTOMERS

AUTO (NON-CAPTIVE)     #1            OVER $50BN OUTSTANDING           OVER 3MM LOANS OUTSTANDING

MORTGAGE               #4         OVER $250BN OF ORIGINATIONS /      OVER 4MM SERVICING CUSTOMERS
                                         $500BN SERVICING

HOME EQUITY            #2             OVER $40BN OUTSTANDING            OVER 800,000 LOANS


Source: Internal company data, SNL Financial as of 6/30/03 for branches and as of 9/30/03 for deposits, R.L. Polk, SMR Research, Inside Mortgage Finance and Barlo Research

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


MARKET LEADERSHIP IN RETAIL FINANCIAL SERVICES
EXTENSIVE, REGIONALLY DISTRIBUTED BRANCH NETWORK
--------------------------------------------------------------------------------




 --------------------           ------------------------               ----------------------------
|      NORTHEAST     |         |          MIDWEST       |             |          SOUTHWEST         |
 --------------------           ------------------------               ----------------------------

New York            #1          Illinois               #1              Texas                     #1

Connecticut         #8          Indiana                #1              Arizona                   #1

New Jersey          #12         Michigan               #3              Louisiana                 #2

                                Ohio                   #4              Utah                      #3

                                Wisconsin              #4              Colorado                  #5

                                West Virginia          #4              Oklahoma                  #6

                                Kentucky               #4

% OF COMBINED       40%                                28%                                       32%
DEPOSITS


    Combined branch network reaches nearly 50% of the U.S. population, with significant concentration in urban areas


Note: Excludes California, Delaware and Florida
Source: SNL Financial as of 6/30/03

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


MARKET LEADERSHIP IN RETAIL FINANCIAL SERVICES
RETAIL BRANCH BANKING
--------------------------------------------------------------------------------


 ----------------                               --------------------
| Branch network |                             |  Core deposits (1) |
 ----------------                               --------------------

Rank   Institution     Branches                Rank   Institution       Core dep
                                                                           ($bn)
-------------------------------                ---------------------------------
 1     Bank of America    5,628                  1    Bank of America       $447
 2     Wells Fargo        3,008                ---------------------------------
 3     Wachovia           2,573                 (2)   COMBINED               285
-------------------------------                ---------------------------------
(4)    COMBINED           2,295                  2    Wells Fargo            225
-------------------------------                  3    Wachovia               186
 4     U.S. Bancorp       2,257                  4    Citigroup              155
 5     BANK ONE           1,756                  5    JPMORGAN CHASE         148
 ...                                             6    BANK ONE               137
 18    JPMORGAN CHASE       539
-------------------------------                ---------------------------------

                                               || Total combined deposits ($bn):
                                                                            $477


(1) Excludes foreign deposits and CDs greater than $100K
Note: Pro forma for pending acquisitions
Source: SNL Financial as of 6/30/03 for branches and as of 9/30/03 for deposits

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


MARKET LEADERSHIP IN RETAIL FINANCIAL SERVICES
TOP POSITIONS IN MAJOR MARKETS
--------------------------------------------------------------------------------


                                      COMBINED                                   MSA STATISTIC
                     ------------------------------------------       ------------------------------------
 -------------        ----------------           -------------         ----------------------------------
|  MSA NAME   |      | DEPOSITS ($BN) |         | RANK IN MSA |       | AVERAGE HOUSEHOLD INCOME ($000S) |
 -------------        ----------------           -------------         ----------------------------------
  NEW YORK                $124                         #1                             $69
   CHICAGO                  42                         #1                              77
   HOUSTON                  39                         #1                              69
    DALLAS                  15                         #1                              75
   DETROIT                  14                         #3                              72
   PHOENIX                  11                         #1                              67
  COLUMBUS                  10                         #1                              65
 LONG ISLAND (1)            10                         #1                              95
 INDIANAPOLIS                6                         #1                              66
  FORT WORTH                 4                         #1                              67


                                                COMBINED WTD. AVG.                    $71
                                                         U.S. AVG.                    $63


(1) Represents the Nassau-Suffolk MSA
Note: Deposit data as of 6/30/03; average household income is for 2003
Source: SNL Financial as of 6/30/03 and Claritas

[JPMorgan Chase Logo]                                            [Bank One Logo]

MARKET LEADERSHIP IN RETAIL FINANCIAL SERVICES
SECOND LARGEST U.S. CREDIT CARD ISSUER
--------------------------------------------------------------------------------

 --------------------------------------
| Top 10 credit card issuers - Q2 2003 |
 --------------------------------------

                           OUTST.               || 95mm cards issued
RANK    INSTITUTION         ($BN)
---------------------------------
 1      Citigroup            $131
---------------------------------
(2)     COMBINED              125               || $228bn annual charge volume
---------------------------------
 2      MBNA                   81
 3      BANK ONE               74
 4      American Express       55               || More than 500 co-brand
 5      JPMORGAN CHASE         51                  partnerships
 6      Discover               49
 7      Bank of America        48
 8      Capital One            43
 9      Household              30
10      GE Capital             28
----------------------------------


Note: Pro forma for recent and pending transactions
Source: Nilson Report as of 6/30/03 and internal company data

[JPMorgan Chase Logo]                                            [Bank One Logo]

MARKET LEADERSHIP IN WHOLESALE FINANCIAL SERVICES
BROAD CLIENT BASE BENEFITS FROM COMBINED PRODUCTS
--------------------------------------------------------------------------------

                       CLIENTS (1)                               PRODUCTS
 ---------------------------------------------------        ------------------
                                                                 Advisory
               JPMORGAN CHASE    BANK ONE   COMBINED          Capital-raising
               --------------    --------   --------          Market-raising
                                                              Risk management
Corporate          8,000          3,000       11,000          Cash management
                                                           Securities processing
Middle Market     10,000         20,000       30,000


 SIGNIFICANT OPPORTUNITY TO OFFER EXPANDED PRODUCT SET TO A LARGER CLIENT BASE


(1) Approximate numbers, combined number may contain duplicate customers

[JPMorgan Chase Logo]                                            [Bank One Logo]

MARKET LEADERSHIP IN WHOLESALE FINANCIAL SERVICES
INVESTMENT BANK
--------------------------------------------------------------------------------


 ---------------------------------------     -----------------------------------------------------------------------------------
| MARKET LEADERSHIP                     |   | HIGHLIGHTS                                                                        |
 ---------------------------------------     -----------------------------------------------------------------------------------

                                              || Premier global investment bank with a complete, integrated product offering
  #1 in Global Syndicated Loans
                                              || Leadership positions in all key markets

  #1 Derivatives House                        || Global scale - Combined revenues and earnings among the highest on the street (1)

                                              || Broad corporate and investor client base covering 95% of Fortune 100 companies
  #2 U.S. Investment Grade Corporate Debt        and equivalent global penetration

                                              || Proven ability to provide innovative solutions
  #4 in Global Equity and Equity-related
                                              || Cross sell opportunities with a leading middle market client franchise
  #5 in Global Announced M&A



(1) Based on 9/30/03 YTD IB revenues versus C, GS, LEH, MER and MWD
Source: Thomson Financial and internal company data

[JPMorgan Chase Logo]                                            [Bank One Logo]

MARKET LEADERSHIP IN WHOLESALE FINANCIAL SERVICES
INVESTMENT BANK - LEVERAGING OUR GLOBAL SCALE
--------------------------------------------------------------------------------

                             2003 PRE-TAX EARNINGS

($ billions)


[Bar Graph]

JPM IB Proforma (1): (JPM IB) $6.1  (ONE) $0.8 = $6.9
C: $6.8
GS (2): $4.4
MER: $3.8
MWD: $3.6
LEH: $2.4

(1) JPM and Bank One added together with no adjustments for synergies or overlap
(2) Goldman pre-tax earnings are on a firmwide basis, while all others reflect total investment banking segment pre-tax earnings.


Source: Company reports. JPM IB Proforma includes the Investment Bank for JPM and Large Corporate Lending and Capital Markets activities for Bank One. Capital Markets & Banking segment for Citi, Global Markets & Investment Banking segment for Merrill (excludes insurance recoveries related to Sept 11th and net restructuring charges), Institutional Securities segment for Morgan Stanley, and Investment Banking & Capital Markets segments for Lehman.

[JPMorgan Chase Logo]                                            [Bank One Logo]

MARKET LEADERSHIP IN WHOLESALE FINANCIAL SERVICES
MOMENTUM IN INVESTMENT BANKING FEES
--------------------------------------------------------------------------------

            2003 FIRMWIDE INVESTMENT BANKING FEES & GROWTH VS. 2002

($ billions)

[Bar Graph]
                                                        Growth
                                                        ------
JPM Proforma (1): (JPM IB) $2.9  (ONE) $0.5 = $3.4         7%
C: $4.0                                                  (1)%
MER: $2.6                                                  9%
MWD: $2.4                                                (2)%
GS: $2.4                                                   7%
LEH: $1.7                                                (1)%


(1) JPM and Bank One added together with no adjustments for synergies or overlap
Source: Company reports. Bars reflect total Investment Bank fees on a firmwide basis for all competitors

[JPMorgan Chase Logo]                                            [Bank One Logo]

MARKET LEADERSHIP IN WHOLESALE FINANCIAL SERVICES
TREASURY & SECURITIES SERVICES
--------------------------------------------------------------------------------

 --------------------------------------      --------------------------------------------------------------------------------------
| MARKET LEADERSHIP                    |    | HIGHLIGHTS                                                                           |
 --------------------------------------      --------------------------------------------------------------------------------------

                                              || Cash Management: Combined JPMorgan Chase/Bank One doubles revenue to $4bn
  #1 in U.S. Dollar Clearing
                                                  - Largest global player
                                                  - "Best in class" product expertise applied to much larger client base

  #1 U.S. Corporate Trustee                   || Securities Processing

                                                 - Custody - $7tn in assets
                                                 - Trustee/transaction agency - $5tn of debt issues

  #1 in CHIPS, Fedwire, ACH origination       || Cross sell opportunities in cash management, custody and trust to a broader client base



Source: Thomson Financial, Globalcustody.net, Ernst & Young, NACHA and internal company data

[JPMorgan Chase Logo]                                            [Bank One Logo]

MARKET LEADERSHIP IN WHOLESALE FINANCIAL SERVICES
INVESTMENT MANAGEMENT & PRIVATE BANKING
--------------------------------------------------------------------------------


 -------------------------------------       ------------------------------------------------------------------------
| MARKET LEADERSHIP                   |     | HIGHLIGHTS                                                             |
 -------------------------------------       ------------------------------------------------------------------------

                                             || Second largest global active asset manager with over $700bn in AUM
  #1 U.S. / #3 Global Private Bank
                                             || Scale increased to over $300bn of client assets in the private bank

  #2 U.S. Active Asset Manager               || Mutual fund family grows significantly to $200bn in AUM

                                             || Broader wealth management product range serving a larger client base
  #2 Global Money Market Asset Manager


  #4 U.S. Mutual Fund Company



Source: Company filings, Pensions & Investments, iMoneyNet, Financial Research and internal company data

[JPMorgan Chase Logo]                                            [Bank One Logo]

SCALE & FINANCIAL STRENGTH
A LEADING GLOBAL FINANCIAL SERVICES FIRM
--------------------------------------------------------------------------------

 -----------------------------
| Market capitalization ($bn) |
 -----------------------------

  RANK     INSTITUTION
---------------------------------------------
   1       Citigroup                     $260
   2       HSBC                           171
   3       Bank of America                169
---------------------------------------------
  (4)      COMBINED (1)                   132
---------------------------------------------
   4       Wells Fargo                     95
   5       RBS                             92
   6       UBS                             82
   7       JPMORGAN CHASE                  81
   8       Morgan Stanley                  65
   9       Wachovia                        63
   10      Amex                            63
   11      Merrill Lynch                   58
   12      BANK ONE                        51
   13      Goldman Sachs                   51
   14      Credit Suisse                   47
   15      Deutsche Bank                   45


 -----------------------
| Tangible equity ($bn) |
 -----------------------

 RANK       INSTITUTION
---------------------------------------------
  1         Citigroup                     $64
---------------------------------------------
 (2)       COMBINED (1)                    53
---------------------------------------------
  2         Bank of America                51
  3         HSBC                           44
  4         JPMORGAN CHASE                 33
  5         RBS                            30
  6         Morgan Stanley                 24
  7         Wells Fargo                    22
  8         Merrill Lynch                  22
  9         Wachovia                       20
  10        Credit Suisse                  20
  11        BANK ONE                       20
  12        UBS                            19
  13        Deutsche Bank                  19
  14        Goldman Sachs                  17
  15        Amex                           13


 --------------------------
| 2004 GAAP earnings ($bn) |
 --------------------------

 RANK       INSTITUTION
---------------------------------------------
  1         Citigroup                     $20
  2         Bank of America                15
---------------------------------------------
 (3)        COMBINED (1)                   10
---------------------------------------------
  3         HSBC                           10
  4         RBS                             8
  5         Wells Fargo                     7
  6         JPMORGAN CHASE                  7
  7         UBS                             6
  8         Wachovia                        5
  9         Morgan Stanley                  5
  10        Merrill Lynch                   4
  11        BANK ONE                        4
  12        Credit Suisse                   4
  13        Amex                            3
  14        Goldman Sachs                   3
  15        Deutsche Bank                   3


(1) Before transaction adjustments, cost savings and merger related costs
Note: Market data as of January 14, 2004; financial data as of September 30, 2003; pro forma for recent transactions; excludes insurance companies and government agencies
Source: I/B/E/S and SNL Financial

[JPMorgan Chase Logo]                                            [Bank One Logo]

SCALE & FINANCIAL STRENGTH
STRONG BALANCE SHEET WITH EXCESS CAPITAL GENERATION
--------------------------------------------------------------------------------

||      Strong capital positions as of December 31, 2003

        - JPM and Bank One Tier 1 at 8.4% and 10%, respectively
        - Total combined tangible equity over $50 billion
        - Combined $3 billion of capital above 8.5% Tier 1

|| Substantial excess capital generation of $4 - $5 billion each year before stock repurchases (1)

(1) Assumes 8.5% Tier 1 ratio

[JPMorgan Chase Logo]                                            [Bank One Logo]

VALUE CREATION
SUBSTANTIAL VALUE CREATION
--------------------------------------------------------------------------------

||      Modest premium

||      Significant value creation through present value of cost savings

||      Earnings accretion - assumes stock repurchases (1)

||      Lower risk with conservative staged integration


(1) Assumes 3.5 billion of share repurchases in both 2004 and 2005

[JPMorgan Chase Logo]                                            [Bank One Logo]

VALUE CREATION
CONSERVATIVE, ACHIEVABLE COST SAVINGS
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                               ESTIMATED SAVINGS
  AREA                                                                     ($MM)
--------------------------------------------------------------------------------

  Wholesale                                                                 $700

  Card & Retail                                                              800

  Corporate and other                                                        700

  TOTAL PRE-TAX                                                           $2,200

  % OF COMBINED NON-INTEREST EXPENSE                                          7%
--------------------------------------------------------------------------------


|| Combined management team has extensive experience integrating large transactions

|| Integration plan will emphasize best practices

|| Phase-in over 3 years, 100% achieved by 2007

[JPMorgan Chase Logo]                                            [Bank One Logo]

VALUE CREATION
A COMPELLING VALUE PROPOSITION FOR SHAREHOLDERS
--------------------------------------------------------------------------------


|| Leading global financial services firm with a balanced focus on retail and wholesale clients

|| Improves risk profile and decreases volatility of earnings

|| Strong management team + integration experience + achievable cost savings = lower execution risk

|| Potential for multiple expansion given earnings growth and excess capital generation

|| Value creation for all shareholders

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


SMITH BARNEY CITIGROUP
2004 FINANCIAL SERVICES CONFERENCE
JANUARY 28, 2004


 -------------------------
| J.P. MORGAN CHASE & CO. |
 -------------------------

CREATING SCALE, BALANCE AND
SHAREHOLDER VALUE


[JPMorgan Chase Logo]                                            [Bank One Logo]